EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2013	2012
Net Income	$10.8	$9.0
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$10.8	$9.0

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	13,748	10,917

Dilutive Effect of Stock Options and Restricted Stock (000’s)	2	4

Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	13,750	10,921

Earnings Per Share – Basic	$0.79	$0.83

Earnings Per Share – Diluted	$0.79	$0.83

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